November 5, 2015

Board of Directors
Cachet Financial Solutions, Inc.
18671 Lake Drive East
Southwest Tech Center A
Minneapolis, MN 55317

Re:	Registration Statement on Form S-1 File No. 333-207706

Ladies and Gentlemen:

We have acted as counsel to Cachet Financial Solutions, Inc. (the “Company”) in connection with the above-referenced Registration Statement on Form S-1 (together with any amendments thereto, the “Registration Statement”) which covers the registration for resale of up to 8,016,666 shares of common stock, par value $0.0001 per share (the “Shares”), by the selling stockholder of the Company as set forth in the Registration Statement.

In connection with the Registration Statement, we have examined the actions taken by the Company in connection with the authorization of the issuance of the Shares, and such documents and records, instruments and certificates of public officials, officers and representatives of the Company, and have made such other investigations as we have deemed necessary to render this opinion.

Based upon the foregoing and in reliance thereon, it is our opinion that the Shares offered for resale, when issued , sold and delivered in the manner and for the consideration stated in the Registration Statement and the purchase agreement with the selling stockholder, will be duly authorized, validly issued, fully paid and non-assessable under Delaware law.

We hereby consent to the use of this opinion as an exhibit to the Registration Statement and to the use of our name under the caption “Legal Matters” in the prospectus constituting a part thereof.

Sincerely,

/s/ Briggs and Morgan, P.A.